

**14047290**

124

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC
Mail Processing Section

FEB 28 2014

Washington, DC
124

| SEC FILE NUMBER |
| --- |
| 8-~~?~~ |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
                                        MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:    Comerica Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

201 W. Fort St.
                              (No. and Street)

| Detroit | MI | 48226 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda Brna                                                             313-222-0232
                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
                        (Name – if individual, state last, first, middle name)

| 777 Woodward Ave, Suite 100 | Detroit | MI | 48226 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __C. Scotto Divetta_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Comerica Securities Inc._____, as of __December 31_____, 20 _13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Comerica Securities, Inc.
Year Ended December 31, 2013
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



Building a better
working world

# Comerica Securities, Inc.

## Financial Statements and Supplemental Information

Year Ended December 31, 2013

## Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Building a better
working world

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying financial statements of Comerica Securities, Inc., (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited



**Building a better
working world**

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comerica Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

## Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Ernst + Young LLP*

February 27, 2014

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2013

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 100,409,582 |
| Cash segregated in compliance with federal regulations | 1,345,047 |
| Trading securities owned, at fair value | 4,819,374 |
| Clearing deposit held at clearing organization | 5,000,000 |
| Receivables from brokers, dealers, and clearing organizations | 3,059,210 |
| Receivables from affiliates | 1,730,803 |
| Premises, equipment and software, net of accumulated depreciation of $5,128,995 | 2,104,925 |
| Deferred tax asset | 3,175,386 |
| Other assets | 209,370 |
| Total assets | $ 121,853,697 |

**Liabilities and shareholder's equity**

| | |
|---|---:|
| Liabilities: | |
| Payables to affiliates | $ 150,411 |
| Registered representatives compensation payable | 1,052,988 |
| Payables to customers | 955,925 |
| Accrued expenses and other liabilities | 1,042,917 |
| Deferred revenue | 9,714,862 |
| Total liabilities | 12,917,103 |
| | |
| Shareholder's equity: | |
| Common stock – $1 par value: | |
| 50,000 shares authorized, issued and outstanding | 50,000 |
| Additional paid-in capital | 47,175,440 |
| Retained earnings | 61,711,154 |
| Total shareholder's equity | 108,936,594 |
| Total liabilities and shareholder's equity | $ 121,853,697 |

*See accompanying notes.*

# Comerica Securities, Inc.

## Statement of Income

### Year Ended December 31, 2013

**Revenue**

| | |
|---|---:|
| Commissions | $ 23,875,591 |
| Net gains on principal trades | 13,543,090 |
| Net revenue from underwriting participations | 19,405,063 |
| Investment advisory fees | 6,827,319 |
| Other income | 819,388 |
| Total revenue | 64,470,451 |

**Expenses**

| | |
|---|---:|
| Salaries and benefits | 34,236,660 |
| Inter-affiliate expense for operating, accounting and administrative services, net | 16,189,987 |
| Occupancy and equipment | 2,711,758 |
| Data processing expenses | 2,336,810 |
| Clearance fees paid to other broker/dealers | 386,910 |
| Other expenses | 3,327,364 |
| Total expenses | 59,189,489 |
| | |
| Income before income taxes | 5,280,962 |
| Provision for income taxes | 1,904,686 |
| Net income | $ 3,376,276 |

*See accompanying notes.*

# Comerica Securities, Inc.

## Statement of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2013 | $ 50,000 | $ 47,175,440 | $58,334,878 | $ 105,560,318 |
| Net income | – | – | 3,376,276 | 3,376,276 |
| Balance at December 31, 2013 | $ 50,000 | $ 47,175,440 | $61,711,154 | $ 108,936,594 |

*See accompanying notes.*

# Comerica Securities, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2013

| | |
|---|---:|
| **Operating activities** | |
| Net income | $ 3,376,276 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Accretion of deferred revenue | (1,605,099) |
| Depreciation and amortization | 541,247 |
| Provision (benefit) for deferred income taxes | (275,584) |
| Increase in cash segregated in compliance with federal regulations | (140) |
| Net decrease in trading securities owned | 20,426,556 |
| Decrease in clearing deposit held at clearing organization | 2,500,000 |
| Decrease in receivables from brokers, dealers and clearing organizations | 1,720,405 |
| Increase in receivables from affiliates | (248,225) |
| Decrease in other assets | 254,993 |
| Decrease in payables to affiliates | (3,591,881) |
| Increase in registered representatives compensation payable | 7,070 |
| Increase in payables to customers | 227,917 |
| Decrease in accrued expenses and other liabilities | 73,079 |
| Increase in deferred revenue | 2,500,000 |
| Net cash provided by operating activities | 25,906,614 |
| | |
| **Investing activities** | |
| Net additions of premises, equipment and software | (56,678) |
| Net cash used in investing activities | (56,678) |
| | |
| Net increase in cash and cash equivalents | 25,849,936 |
| Cash and cash equivalents, beginning of year | 74,559,646 |
| Cash and cash equivalents, end of year | $ 100,409,582 |
| | |
| **Supplemental disclosure of cash flow information** | |
| Income taxes paid to affiliate | $ 2,362,622 |

*See accompanying notes.*

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2013

## 1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

### Cash Segregated in Compliance with Federal Regulations

Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC).

### Trading Securities

Trading securities are recorded at fair value on a recurring basis. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in net gains on principal trades in the statement of income.

### Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to the clearing agreement.

## 2. Significant Accounting Policies (continued)

### Premises, Equipment and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable development costs associated with internally-developed software. The Company had $1,821,467 of unamortized capitalized software as of December 31, 2013 and recorded $334,460 amortization expense for the year ended December 31, 2013, included in "data processing expenses" on the statement of income.

### Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts. The amortized amount is included in "clearance fees paid to other broker/dealers" on the statement of income.

### Revenue Recognition

All securities transactions and related revenues and expenses are recorded on a settlement date basis. The difference between amounts recorded on a settlement date basis and the amounts that would be recorded on a trade date basis was determined to be immaterial to the statement of income and the statement of financial condition. Interest and dividend revenues earned from securities owned are accounted for on an accrual basis and are included in "other income" on the statement of income.

Revenue from underwriting participations includes management, underwriting and selling concession fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Revenues are recorded at the time the underwriting is complete and the revenue is reasonably determinable.

Commissions generally relate to customer orders to buy or sell securities and may be solicited or unsolicited. Revenues are recorded on a settlement date basis. The difference between amounts recorded on a settlement date basis and the amounts that would be recorded on a trade date basis was determined to be immaterial to the statement of income.

**2. Significant Accounting Policies (continued)**

Investment advisory revenues are recognized as revenue when services are complete.

**Income Taxes**

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with Comerica Bank (a subsidiary of the Corporation) on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

**3. Fair Value Measurements**

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2013.

Notes to Financial Statements (continued)

## 3. Fair Value Measurements (continued)

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, and mutual fund shares. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2013:

|  | Level 1 | Level 2 | Total |
|---|---|---|---|
| Money market investments (a) | $ 81,296,555 | $ – | $ 81,296,555 |
| Trading securities: |  |  |  |
| State and municipal securities | – | 2,427,825 | 2,427,825 |
| Corporate debt securities | – | 415,000 | 415,000 |
| Residential mortgage-backed securities (b) | – | 1,976,549 | 1,976,549 |
| Total trading securities | – | 4,819,374 | 4,819,374 |
| Total assets at fair value | $ 81,296,555 | $ 4,819,374 | $ 86,115,929 |

(a) Included in cash and cash equivalents on the statement of financial condition.

(b) Residential mortgage-backed securities issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises.

### 3. Fair Value Measurements (continued)

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2013.

### 4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with Comerica Bank. Included in expenses are fees paid to related parties of $2,364,587 for property rental, included in "occupancy and equipment" on the statement of income and $16,189,987 for operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in liabilities at December 31, 2013 are amounts due to Comerica Bank of $150,411. Income and other receivables due from Comerica Bank at December 31, 2013 was $1,730,803. At December 31, 2013, the Company had pledged $10 million of cash to Comerica Bank for potential overdrafts in operating accounts held at the bank. In the fourth quarter 2013, the Company and Comerica Bank mutually agreed to end a $200 million line of credit the Company had with Comerica Bank while the Company reassesses its borrowing needs. The Company had not drawn on the line of credit since May 2009.

### 5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2013, there was approximately $4,716,000 of outstanding commitments to purchase securities and $4,681,000 of outstanding commitments to sell securities.

As a participant in underwriting syndicates, the Company may become contingently liable to purchase its prorated share of that portion of a pool of bond issues not sold by participating underwriters. At December 31, 2013, no contingent liability existed related to underwriting transactions.

**6. Net Capital Requirements**

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2013, net capital was $86,765,906, and required net capital was $250,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.03 to 1.

**7. Income Taxes**

The provision for income taxes for the year ended December 31, 2013 included a current provision of $2,180,271 and a deferred benefit of $275,584. The principal components of the deferred tax asset of $3,175,386 at December 31, 2013 were deferred revenue, depreciation and employee benefits. The difference between reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate of 35% was related to tax exempt interest and nondeductible expenses. Included in the provision for income taxes in the statement of income were state and local taxes of $145,910.

**8. Employee Benefit Plans**

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to substantially all full-time employees hired before January 1, 2007 who continue to meet the eligibility requirements of the plan. This plan is maintained by the Corporation. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. Included in salaries and benefits expense was $3,136,194 related to this plan for the year ended December 31, 2013.

On January 1, 2007, the Corporation instituted a profit sharing plan for the benefit of all eligible employees hired on or after January 1, 2007. Under the profit sharing plan, the Corporation makes an annual discretionary allocation to the individual account of each eligible employee ranging from 3% to 8% of annual compensation (up to the current IRS compensation limit), determined based on combined age and years of service. The allocations are invested based on employee investment elections. The employee fully vests in the profit sharing plan after three years of service. The plan requires the equivalent of one year of service before an employee is eligible to participate. Included in salaries and benefits expense was $251,786 for this plan for the year ended December 31, 2013.

Comerica Securities, Inc.

Notes to Financial Statements (continued)

**8. Employee Benefit Plans (continued)**

The Company also participates in a 401(k) plan maintained by the Corporation for various groups of its employees. Under the 401(k) plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit. The Corporation's match is made in cash and invested as directed by the employee. Included in salaries and benefits expense was $745,316 related to the 401(k) plan for the year ended December 31, 2013.

**9. Share-Based Compensation**

The Company participates in share-based compensation plans and deferred compensation plans maintained by the Corporation. Under the share-based compensation plans, stock options, restricted stock units and restricted stock may be awarded to executive officers and key personnel. Certain employees are eligible to defer income in non-qualified deferred compensation plans. Included in salaries and benefits expense for the year ended December 31, 2013 was $108,871 for share-based compensation and no expense for deferred compensation plans.

**10. Commitments and Contingencies**

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management has determined that no reserves are required as of December 31, 2013.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition, results of operations or cash flows.

# Supplementary Information

# Comerica Securities, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1

### December 31, 2013

| | |
|---|---:|
| Computation of net capital: | |
|   Total shareholder's equity | $ 108,936,594 |
|   Deductions: | |
|     Nonallowable assets | 20,261,616 |
|     Other deductions | 834 |
|     Securities haircut deduction | 1,908,238 |
| Net capital | $ 86,765,906 |
| | |
| Aggregate indebtedness: | |
|   Items included in statement of financial condition: | |
|     Total liabilities | $ 12,917,103 |
|   Less: | |
|     Lesser of required or actual balance in reserve account | 955,925 |
|     Short positions in proprietary trading accounts | – |
|     Deferred revenue | 9,714,862 |
| Total aggregate indebtedness | $ 2,246,316 |
| | |
| Computation of basic net capital requirement: | |
|   Net capital requirement (greater of 1/15th | |
|     of aggregate indebtedness or $250,000) | $ 250,000 |
| | |
| Excess net capital | $ 86,515,906 |
| | |
| Net capital less 10% of aggregate indebtedness | $ 86,541,274 |
| | |
| Percent of aggregate indebtedness to net capital | 3% |

*There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part IIA report filed January 23, 2014.*

# Comerica Securities, Inc.

## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

### December 31, 2013

Computation for determination of reserve requirements:

| | |
|---|---:|
| Total credit balances | $ 955,925 |
| Total 15c3-3 debit balances | $ — |
| Excess of total debits over total credits | $ — |
| Excess of total credits over total debits | $ 955,925 |
| Amount held on deposit in Reserve Bank Account | $ 1,345,047 |

# Comerica Securities, Inc.

## Information Relating to the Possession or Control Requirements Under Rule 15c3-3

### December 31, 2013

State the market valuation and number of items of:

1.  Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.          $          –

    A. Number of items          –

2.  Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.          $          –

    A. Number of items          –



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

**Building a better
working world**

## Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1.  Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2.  Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4.  Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

1402-1202949



**Building a better
working world**

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 27, 2014

1402-1202949

A member firm of Ernst & Young Global Limited

**EY** | Assurance | Tax | Transactions | Advisory

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## Report of Independent Registered Public Accounting Firm
## on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Comerica Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Comerica Securities, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Comerica Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Comerica Securities, Inc.'s management is responsible for Comerica Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's bank statement and general ledger.

   Findings – There were no differences

2. Compared the amounts reported on FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   Findings – There were no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings – There were no differences

1402-1202949

1



**Building a better
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4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

Findings – There were no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

February 27, 2014

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

### General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 035001    FINRA    DEC
> COMERICA SECURITIES INC    15*15
> D/B/A COMERICA SECURITIES
> ATTN CONNIE GEVERICK MC 3137
> 201 W FORT ST

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)          $ 105,982

   B. Less payment made with SIPC-6 filed (exclude interest)     ( 59,386 )
      **7-24-2013**
      _____
      Date Paid

   C. Less prior overpayment applied          (_____)

   D. Assessment balance due or (overpayment)          46,596

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum     _____

   F. Total assessment balance and interest due (or overpayment carried forward)     $ 46,596

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)          $ 46,596

   H. Overpayment carried forward          $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

**Comerica Securities, Inc.**
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

**SVP, Chief Operating Officer**
(Title)

Dated the **11** day of **February**, 20 **14**.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

---

**SIPC REVIEWER**

Dates: _____  _____  _____
       Postmarked        Received           Reviewed

Calculations _____          Documentation _____          Forward Copy _____

Exceptions: _____

Disposition of exceptions: _____

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .................... $ **64,470,451**

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining Item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. .................... **19,861,748**

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. .................... **386,910**

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. .................... **1,757,657**

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $ —

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $ **71,182**

        Enter the greater of line (i) or (ii) .................... **71,182**

        Total deductions .................... **22,077,497**

2d. SIPC Net Operating Revenues .................... $ **42,392,954**

2e. General Assessment @ .0025 .................... $ **105,982**

(to page 1, line 2.A.)

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